April 14, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Gulf Western Petroleum Corporation

Registration Statement on Form SB-2 (File No. 333−147842)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Gulf Western Petroleum Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form SB-2, File No. 333-147842, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), as originally filed with the Commission on December 5, 2007.

Due to the recently adopted revisions to Rule 144, the Company has reached an agreement with the selling stockholders to waive their registration rights granted to them in the transaction described under “The Offering” in the Registration Statement.  The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement.  The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (713) 979-3728, with a copy to the Company’s legal counsel, Porter & Hedges, LLP, attention: Nick D. Nicholas, 1000 Main Street, Suite 3600, Houston, Texas, facsimile number (713) 226-6237. If you have any questions with respect to this matter, please contact Mr. Nicholas at (713) 226-6637.

Sincerely yours,

/s/ Donald L. Sytsma
Donald L. Sytsma
Chief Financial Officer

cc:	Mr. Nick D. Nicholas, Porter & Hedges, LLP
Mr. W. Milton Cox, Chairman & CEO